UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)
                                              --

                                     CBS Inc.
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                                (Name of Issuer)

                                  Common Stock
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                          (Title of Class of Securities)

                                   124845 10 8
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                                  (CUSIP Number)

                 Barry Hirsch, Senior Vice President and Secretary
                                 Loews Corporation
            667 Madison Avenue, New York, New York 10021 (212) 545-2920
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                  November 24, 1995
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               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box     .
                                                                     ----

Check the following box if a fee is being paid with the statement     .
                                                                  ----

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                    Page 1

                                 SCHEDULE 13D/A
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CUSIP No. 124845 10 8
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LOEWS CORPORATION
   IRS Identification No. 13-2646102
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/   /
       N/A                                                              (b)/   /
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3 SEC USE ONLY
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4 SOURCE OF FUNDS*
       WC
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                      /   /
       N/A                                                                 ----
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6 CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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               7 SOLE VOTING POWER
   NUMBER OF            - 0 -
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY             - 0 -
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON              - 0 -
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                        - 0 -
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           - 0 -
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           - 0 -
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14 TYPE OF REPORTING PERSON*
        HC
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                                    Page 2

  This Amendment No. 22 to Schedule 13D, as amended, filed by Loews Corporation, a Delaware corporation, ("Loews"), relates to the Common Stock, $2.50 par value per share (the "Shares"), of CBS Inc., a New York corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

  On November 24, 1995 the merger of a subsidiary of Westinghouse Electric Corporation into the Issuer was consummated and pursuant thereto all of the 10,987,285 Shares beneficially owned by Loews were converted into cash at the rate of $82.065 per Share, or an aggregate of $901,671,543.52. Accordingly, as of such date, Loews ceased to be the beneficial owner of any Shares.

                                    SIGNATURE
                                    ---------

  The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                               LOEWS CORPORATION
                                               -----------------
                                               (Registrant)



Dated:   November 27, 1995                 By: Barry Hirsch
                                               Senior Vice President


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